UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greens Worldwide Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

39540P109

(CUSIP Number)

Greens Worldwide Incorporated

2111 E. Highland, Ste. 210

Phoenix, AZ 85016

(602) 957-2777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 815688 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ILX Resorts Incorporated, ID No. 86-0564171

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only .........................................................................................................

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.

Citizenship or Place of Organization

ILX Resorts Incorporated,

an Arizona corporation whose principal business is developing, selling and financing vacation ownership interests and operating resort hotels

2111 E. Highland, Suite 210

Phoenix, Arizona 85016

Number of Shares Beneficially Owned by Each Reporting Person With:

	7.	Sole Voting Power: 8,000,000 shares (36.4%)

	8.	Shared Voting Power:

	9.	Sole Dispositive Power: 8,000,000 shares (36.4%)

	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ X ]

243,263 shares of the issuer are held by the Employee Stock Ownership Plan of the person filing this report, the beneficial ownership of which are hereby disclaimed.  27,355 shares of the issuer are held by the Profit Sharing Plan of the person filing this report, the beneficial ownership of which are herby disclaimed.

13.	Percent of Class Represented by Amount in Row (11) 36.4%

14.	Type of Reporting Person (See Instructions) CO

* (See Instructions)

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities is set forth below:

Common Stock, no par value

Greens Worldwide Incorporated

2111 E. Highland, Suite 210, Phoenix, AZ 85016

Item 2.	Identity and Background

See Items 5 and 6 of cover page regarding this information for the person filing this statement.  For information relating to each executive officer and director of the person filing this statement, see below:

(a)

With respect to each executive officer and director, the name is:

(1)  Joseph P. Martori, Sr.

(2)  Nancy J. Stone

(3)  Edward S. Zielinski

(4)  Margaret M. Eardley

(5)  Joseph P. Martori, II

(6)  Donald D. Denton, Jr.

(7)  Steven R. Chanen

(8)  Patrick I. McGroder III

(9)  James W. Myers

(10) Steven A. White

(11) Thomas F. Dunlap

(12) Connie S. Ross

(13) Wayne Greenholtz

(b) With respect to each executive officer and director, the business address is: 2111 E. Highland, Suite 210, Phoenix, Arizona 85016
(c)

With respect to each executive officer and director, the principal occupation is:

(1)  Chairman and Chief Executive Officer

(2)  President and Chief Operating Officer

(3)  Executive Vice President and President of Varsity Clubs of America Incorporated

(4)  Executive Vice President and Chief Financial Officer

(5)  Executive Vice President

(6)  Executive Vice President of Sales

(7)  President, Chanen Construction Company, Inc.

(8)  Partner, Gallagher & Kennedy, P.A.

(9)  President, Myers Management & Capital Group, Inc.

(10) Chief Executive Officer, The Boston Financial Corp.

(11) Executive Vice President

(12) Executive Vice President

(13) President, Nedra Capital

(d)

With respect to each executive officer and director, the answer as to whether during the last 5 years such person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, is:   NO

(e)

With respect to each executive officer and director, the answer as to whether during the last five years such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, is:  NO

(f) With respect to each executive officer and director, the citizenship is: United States of America

Item 3.	Source and Amount of Funds or Other Consideration
The person filing this report financed the $20,000 purchase price for the 8,000,000 shares of the issuer’s Common Stock through working capital.

Item 4.	Purpose of Transaction
Assure compliance with United States Department of Labor.

Item 5.	Interest in Securities of the Issuer

See Items 7-11 and 13 of the cover page for the aggregate number and percentage of the aggregate number and percentage of the issuer’s Common Stock beneficially owned by the person filing this report.

For the aggregate number and percentage of the issuer’s Common Stock beneficially owned by the executive officers and directors of the person filing this report, and the extent to which such persons have sole or shared power to vote or dispose of the shares of such Common Stock, see below:

NAME	# SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSE POWER	SHARED DISPOSE POWER
Joseph P. Martori, Sr.[1]	583,462 (2.7%)	148,686 (.7%)	373,712 (1.7%)	148,686 (.7%)	373,712 (1.7%)
Nancy J. Stone[2]	84,496 (.4%)	82,771 (.4%)	-0-	82,771 (.4%)	-0-
Edward S. Zielinski[3]	27,008 (.1%)	26,922 (.1%)	-0-	26,922 (.1%)	-0-
Margaret M. Eardley	-0-	-0-	-0-	-0-	-0-
Joseph P. Martori, II	27,963 (.1%)	27,963 (.1%)	-0-	27,963 (.1%)	-0-
Donald D. Denton, Jr.	3,451 (-)	3,451 (-)	-0-	3,451 (-)	-0-
Steven R. Chanen	-0-	-0-	-0-	-0-	-0-
Patrick I. McGroder III[4]	345,486 (1.6%)	345,486 (1.6%)	-0-	345,486 (1.6%)	-0-
James W. Myers	4,142 (-)	4,142 (-)	-0-	4,142 (-)	-0-
Steven A. White	67,900 (.3%)	67,900 (.3%)	-0-	67,900 (.3%)	-0-
Thomas F. Dunlap	-0-	-0-	-0-	-0-	-0-
Connie S. Ross[5]	1,000,000	1,000,000	-0-	1,000,000	-0-
Wayne Greenholtz	-0-	-0-	-0-	-0-	-0-

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The contracts, arrangements, understandings or relationships (legal or otherwise) among the person filing this report and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into consist of the following:

The Promissory Note Agreement dated June 30, 2003 between the issuer and the person filing this report. The Promissory Note Agreement provided for working capital for the issuer. The issuer defaulted under the terms of the Agreement.

Item 7.	Material to Be Filed as Exhibits
(1) Promissory Note dated June 30, 2003 between issuer and person filing this report.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2004

Filer: ILX Resorts, Incorporated

Signature: /s/ Nancy J. Stone

Name/Title: Nancy J. Stone, President and Chief Operating Officer

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Footnotes

1

373,712 shares are held by Martori Enterprises Incorporated, a company in which Mr. Martori is a director and owner of 96% of the voting capital stock, 61,064 shares are owned by Mr. Martori's spouse and 148,686 are held by Mr. Martori individually.

2

1,725 shares are held by Ms. Stone's spouse and 82,771 shares are held by Ms. Stone personally.

3

172 shares are held by Mr. Zielinski as custodian for his son and 86 shares are held by Mr. Zielinski's spouse.

4   Includes 5,524 shares held in various trusts and individual retirement accounts for family members, 336,767 shares held by various limited partnerships and corporations, 313,712 of which were acquired on 7/15/02 from Martori Enterprises Incorporated at a purchase price of $0.08 per share and 3,195 shares held directly.

.

5    Includes 1,000,000 shares issuable by the Company pursuant to options at $0.20 per share (price shall increase at 10% per annum, based on grant date of July 8, 2003, until exercise).

.